Exhibit 2.3

STATE OF WYOMING

Office of the Secretary of State

I. ED MURRAY, SECRETARY OF STATE of the STATE OF WYOMING do hereby certify that according to the records of this office.

Advanced Fuel Technologies Ltd.

is a

Profit Corporation

formed or qualified under the laws of Wyoming did on July 27, 2016, comply with all applicable requirements of this office. Its period of duration is Perpetual. This entity has been assigned entity identification number 2016-000721430.

This entity is in existence and in good standing in this office and has filed all annual reports and paid all annual license taxes to date, or is not yet required to file such annual reports: and has not filed Articles of Dissolution.

I have affixed hereto the Great Seal of the State of Wyoming and duly generated, executed, authenticated, issued, delivered and communicated this official certificate at Cheyenne, Wyoming on this 17th day of May, 2017 at 8:27 AM. This certificate is assigned 023103621.

Notice: A certificate issued electronically from the Wyoming Secretary of States web site is immediately valid and effective. The validity of a certificate may be established by viewing the Certificate Confirmation screen of the Secretary of States website http://wyobiz.wy.gov and following the Instructions displayed under Validate Certificate.

STATE OF WYOMING • SECRETARY OF STATE

ED MURRAY

BUSINESS DIVISION

2020 Carey Avenue, Cheyenne. WY 82002-0020
Phone 307-777-7311 • Fax 307-777-5339

Website: http://soswy.state.wy.us     business@wyo.gov

Validation of Certificate of Good Standing for
Certificate Issued 05/17/2017

Validation Certificate Generated: May 17, 2017

Certificate number 023103621 is a valid number for a certificate of good standing issued by the Wyoming Secretary of State's office for Advanced Fuel Technologies Ltd., a Profit Corporation formed or qualified under the laws of Wyoming on 07/27/2016.